EXHIBIT 99.3

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”), dated and effective as of March 9, 2007, and entered into by and between Sam Schmidt, a resident of the State of Nevada (“Schmidt”), Sheila J. Schmidt, a resident of the State of Nevada, as custodian for the minor children of Sam Schmidt and Sheila J. Schmidt (“Custodian”), The Schmidt Family Trust dated September 29, 1982, Marvin L. and Judean A. Schmidt as Trustees (the “Schmidt Trust” and, together with Schmidt and Custodian, the “Schmidt Shareholders”), and Standard Management Corporation, an Indiana corporation (“SMAN”),

WITNESSETH THAT:

WHEREAS, Custodian and the Schmidt Trust are shareholders of SMAN, and Schmidt is the grantee of an option to acquire shares of SMAN common stock from the Schmidt Trust; and

WHEREAS, the Schmidt Shareholders are willing to restrict the manner in which they will vote the shares of common stock of SMAN (whether now held by such Schmidt Shareholder, or hereafter acquired by such Schmidt Shareholder, “Common Shares”) in connection with the election of SMAN’s Board of Directors, upon the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of premises and covenants set forth in this Agreement, the Schmidt Shareholders agree as follows:

1.            During the term of this Agreement, the Schmidt Shareholders agree to vote all of their Common Shares to effectuate the election of the Company’s Board of Directors as set forth in this Section 1. The Schmidt Shareholders shall, and shall cause any of their transferees of Common Shares to, vote all Common Shares owned by them in any election of directors held in 2007, 2008 or 2009 in favor of such of the following persons as may be nominees for election in such election:

(a)	Sam Schmidt, or an alternate person designated by Sam Schmidt;

(b)	Dennis King, or an alternate person designated by Sam Schmidt;

(c)	Ronald D. Hunter;

(d)	James H. Steane II; and

(e)	Dainforth B. French, Jr.

2.            In consideration of the foregoing, SMAN agrees to cause Schmidt or his designee to be appointed and, as necessary, reappointed or re-elected to the Board of Managers of its subsidiary, Universal Health Care, LLC, an Indiana limited liability company.

3.            The following restrictive legend shall be placed on each certificate evidencing Common Shares which are subject to this Voting Agreement:

The voting of the Common Shares represented by this certificate are restricted by the terms of a Voting Agreement, dated March __, 2007, among Standard Management Corporation and certain of its shareholders. A copy of that Voting Agreement is on file with, and available for inspection at, the offices of the corporation.

4.          This Agreement will terminate upon the first to occur of the following events: (a) all Schmidt Shareholders cease to own any Common Shares; (b) the dissolution or termination of existence of SMAN; and/or (c) the execution and delivery of a written termination agreement by SMAN and Schmidt on behalf of the Schmidt Shareholders. Unless this Agreement first terminates in its entirety, the obligations of the Schmidt Shareholders under Section 1 of this Agreement will terminate upon the first to occur of the following events: (a) the conclusion of the 2009 annual meeting of the shareholders of SMAN; or (b) any amendment of the articles of incorporation or bylaws of SMAN the effect of which is to make the Control Share Acquisition provisions of the Indiana Business Corporation Law (Ind. Code 23-1-42) applicable to SMAN.

5.            This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile signatures shall be deemed original signatures and the facsimile transmission of a signed counterpart shall be deemed delivery of an originally signed counterpart.

6.          This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter of this Agreement. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

7.            This Agreement shall be governed by, and construed in accordance with, the laws of the State of Indiana, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ITS RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE MEMBERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

8.            The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof. Each party hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the United States District Courts and the courts of the State of Indiana, in each case located in Marion County, Indiana for any actions, suits or proceedings arising out of or relating to this Agreement (and each party hereto agrees not to commence any action, suit or proceeding relating thereto except in such courts). Each party hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement, in the United States District Courts located in the State of Indiana (unless such courts assert no jurisdiction, in which case each party waives any objection to the laying of venue in the courts of the State of Indiana as described above). Each party hereby further irrevocably and unconditionally waives and agrees not to plead or to claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

[signature page follows]

483443_2.DOC

[Signature Page to Voting Agreement]

Standard Management Corporation

By: /s/ Ronald D. Hunter	/s/ Sam Schmidt
Ronald D. Hunter, Chairman, President	Sam Schmidt
and CEO

/s/ Sheila J. Schmidt
Sheila J. Schmidt, as custodian
for the minor children of Sam and
Sheila J. Schmidt

/s/ Marvin L. Schmidt
/s/ Judean A. Schmidt
The Schmidt Family Trust dated
September 29, 1982, Marvin L. and
Judean A. Schmidt as Trustees

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